EXHIBIT 12.1
Federal Home Loan Bank of San Francisco
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

(Dollars in millions)	2012	2011	2010	2009	2008
Earnings:
Income before assessments	$551	$258	$545	$701	$629
Fixed charges	647	754	1,053	2,680	9,587
Total earnings	$1,198	$1,012	$1,598	$3,381	$10,216
Fixed charges:
Interest expense	$646	$753	$1,052	$2,679	$9,586
Estimated rental expense based on an interest factor	1	1	1	1	1
Total fixed charges	$647	$754	$1,053	$2,680	$9,587
Ratio of earnings to fixed charges	1.85	1.34	1.52	1.26	1.07